Item 77M - 	Deutsche Small Cap Core Fund (a
series of Deutsche Investment Trust)
The Board of Directors of Deutsche Small Cap
Value Fund (Acquired Fund) approved a proposal by Deutsche Investment Management Americas
Inc., the advisor of the Acquired Fund, to effect the merger of the Acquired Fund into Deutsche Small
Cap Core Fund (Acquiring Fund), on or about
February 12, 2018 (Merger Date), subject to shareholder approval by the Acquired Fund. On
January 10, 2018, the shareholders of the Acquired
Fund approved the merger.

On the Merger Date, any investment in the Acquired Fund was exchanged for an investment with an equal aggregate net asset value in the Acquiring Fund. Therefore, as a result of the merger, shareholders of the Acquired Fund became shareholders of the Acquiring Fund.